EXHIBIT 99.1

Caledonia Mining Corporation Plc: Solar power project update

ST HELIER, Jersey, Oct. 07, 2020 (GLOBE NEWSWIRE) -- Further to the announcement on September 4, 2020 regarding Caledonia Mining Corporation Plc (NYSE American: CMCL; AIM: CMCL) (the “Company” or “Caledonia”) raising the required funds to invest in the construction of a solar power plant to supply electricity to the Blanket Mine in Zimbabwe, Caledonia is pleased to now announce that it has appointed Voltalia as the contractor for the project.

Voltalia is an international renewable energy provider and is listed on the regulated market of Euronext Paris. It has considerable experience in the delivery of renewable energy projects including the development, construction, operation and maintenance of solar power plants. Voltalia is already active notably in Burundi, Malawi and South Africa. Caledonia looks forward to working closely with Voltalia to deliver a successful project at the Blanket Mine which, on completion, is expected to provide approximately 27% of the mine’s total electricity demand. This will significantly reduce the risk to the mine of any further deterioration in the quality of grid power which would necessitate increased use of diesel generators (which are substantially more expensive than grid power). The plant will also reduce Blanket Mine’s environmental footprint.

Caledonia and Voltalia have agreed an initial design phase for the project after which, subject to the conclusion of an Engineering, Procurement and Construction (EPC) contract, procurement and construction are expected to begin with current indicated commissioning for the 12MW solar plant in the last quarter of 2021.

As previously announced, Caledonia raised the funds required to construct the plant by way of an at the market sales process on NYSE American conducted by Cantor Fitzgerald & Co on its behalf. Pursuant to the process, the Company issued 597,963 shares, representing considerably fewer issued shares than the expected 800,000 that it had initially applied to list.

The project is primarily intended to protect the Blanket Mine from any further deterioration in the electricity supply situation. Whilst the project is therefore being done for largely defensive reasons, it is expected to yield a modest return to shareholders after taking account of the dilutive effect of the equity issued to fund it.

For further information please contact:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 802 Tel: +44 7817 841793
WH Ireland Adrian Hadden/James Sinclair-Ford	Tel: +44 20 7220 1751
Blytheweigh Tim Blythe/Megan Ray 3PPB Patrick Chidley Paul Durham	Tel: +44 207 138 3204 Tel: +1 917 991 7701 Tel: +1 203 940 2538

Note: This announcement contains inside information which is disclosed in accordance with the Market Abuse Regulation (EU) No. 596/2014.

Cautionary Note Concerning Forward-Looking Information

Information and statements contained in this news release that are not historical facts are “forward-looking information”, “financial outlooks” or “future oriented financial information” (collectively, “forward-looking information”) within the meaning of applicable securities legislation that involve risks and uncertainties relating, but not limited to Caledonia’s current expectations, intentions, plans, and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, “plan”, “target”, “intend”, “estimate”, “could”, “should”, “may” and “will” or the negative of these terms or similar words suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Examples of forward-looking information in this news release include: production guidance, estimates of future/targeted production rates, and our plans and timing regarding further exploration and drilling and development, construction plans, financial and shareholders returns on investment in construction projects and electricity production/supply to the mine. This forward-looking information is based, in part, on assumptions and factors that may change or prove to be incorrect, thus causing actual results, performance or achievements to be materially different from those expressed or implied by forward-looking information. Such factors and assumptions include, but are not limited to: failure to establish estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, success of future exploration and drilling programs, reliability of drilling, sampling and assay data, assumptions regarding the representativeness of mineralization being inaccurate, success of planned metallurgical test-work, capital and operating costs varying significantly from estimates, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, inflation, changes in exchange rates, fluctuations in commodity prices, delays in the development of projects, the completion of construction projects, the proposed benefits from construction projects and other factors.

To the extent any forward-looking information herein constitutes a financial outlook or future oriented financial information, any such statement is made as of the date hereof and included herein to provide prospective investors with an understanding of the Company’s construction plans and assumptions. Security holders, potential security holders and other prospective investors are cautioned that such information may not be appropriate for other purposes and should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements. Such factors include, but are not limited to: risks relating to estimates of mineral reserves and mineral resources proving to be inaccurate, fluctuations in gold price, risks and hazards associated with the business of mineral exploration, development and mining, risks relating to the credit worthiness or financial condition of suppliers, refiners, contractors and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards, employee relations; relationships with and claims by local communities and indigenous populations; political risk; risks related to natural disasters, terrorism, civil unrest, public health concerns (including health epidemics or outbreaks of communicable diseases such as the coronavirus (COVID-19)); availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining or maintaining necessary licenses and permits, diminishing quantities or grades of mineral reserves as mining occurs; global financial condition, the actual results of current exploration activities, changes to conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors, risks of increased capital and operating costs, environmental, safety or regulatory risks, expropriation, the Company’s title to properties including ownership thereof, increased competition in the mining industry for properties, equipment, qualified personnel and their costs, risks relating to the uncertainty of timing of events including targeted production rate increase, construction activity and currency fluctuations. Security holders, potential security holders and other prospective investors are cautioned that the assumptions used in the preparation of such forward-looking information, although considered reasonable at the time of preparation, may prove to be imprecise and, accordingly, they should not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. Caledonia undertakes no obligation to update publicly or otherwise revise any forward-looking information whether as a result of new information, future events or other such factors which affect this information, except as required by law.